                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12B-25

                                            Commission File Number 2-98277C

                        NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ]  Form 20-F  [ ]  Form 10-Q
[ ] Form N-SAR
     For Period Ended:      DECEMBER 31, 1998

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:_______________________________________
     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________
___________________________________________________________________________

                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant    THE COLONEL'S INTERNATIONAL, INC.
Former name if applicable
___________________________________________________________________________
Address of principal executive office (STREET AND NUMBER)
    620 SOUTH PLATT ROAD
City, state and zip code   MILAN, MICHIGAN 48160

                                  PART II
                          RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

     STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     The Registrant was unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 because (1) the independent auditors of the registrant, Deloitte & Touche LLP, Ann Arbor, Michigan, have not yet issued their opinion on the financial statements required to be included in Form 10-K and (2) the Registrant is in the process of completing certain portions of the Form 10-K (Items 6, 7, and 7A) that are substantially dependent on the financial statements. In December 1998, the Registrant completed the sale of substantially all of the assets of the Registrant's subsidiary, The Colonel's, Inc. While the Registrant is in the process of hiring additional personnel, the loss of such persons has made the preparation of financial statements more difficult and time consuming. Furthermore, the Registrant is in the process of moving its offices from its location in Milan, Michigan, which has imposed additional time constraints and obligations on the Registrant's limited staff. Consequently, the Registrant was unable to complete Items 6, 7, 7A and 8 of the Form 10-K within the required deadline without unreasonable effort or expense. The Registrant did file a Form 10-K within the required deadline that contained Items 1, 2, 3, 4, 5 and 14. Items 10, 11, 12 and 13 will be incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Shareholders to be held May 7, 1999.

     The statement of Deloitte & Touche LLP concerning the reasons why the audit has not been completed is attached as Appendix A to this Form 12b-25.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   RICHARD S. SCHOENFELDT          734                       439-4200
          (Name)                (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes [ ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     THE COLONEL'S INTERNATIONAL, INC.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date APRIL 1, 1999             By/S/RICHARD S. SCHOENFELDT
                                 Richard S. Schoenfeldt
                                 Vice President-Finance and Chief
                                   Financial Officer

DELOITTE &
     TOUCHE LLP          ______________________________________________________
                         6th Floor                 Telephone: (734) 769-6200
                         101 North Main Street                Facsimile: (734)
                                                              769-2612 or
                         Ann Arbor, Michigan 48104-1411       (734) 769-2178



March 31, 1999

Mr. Richard Schoenfeldt
Vice President - Finance and
   Chief Financial Officer
The Colonel's International, Inc.
620 Platt Road
P.O. Box 130
Milan, Michigan 48160


Dear Mr. Schoenfeldt:

This statement is necessary pursuant to Regulation 12B of the Securities Exchange Act of 1934 as an exhibit to Form 12B-25 for The Colonel's International, Inc. (the "Company"). As of the date of this letter, Deloitte & Touche LLP has not formally issued our Independent Auditor's Report on the consolidated financial statements of the Company as the Company is working to provide Deloitte & Touch LLP with the information required for the Firm to be in a position to issue our report. Deloitte & Touch LLP will continue to work with the Company to obtain the necessary information.

Deloitte & Touche LLP consents to the use of this statement as an exhibit to the Form 12B-25.

Yours truly,

/s/ Deloitte & Touche LLP





___________________
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL